

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Pierre Galoppi
Chief Executive Officer
Brera Holdings PLC
Connaught House, 5th Floor
One Burlington Road
Dublin 4, D04 C5Y6 Ireland

>   **Re: Brera Holdings PLC**
>   **Registration Statement on Form F-3**
>   **Filed February 5, 2024**
>   **File No. 333-276870**

Dear Pierre Galoppi:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Scott Anderegg at 202-551-3342 with any questions.

   Sincerely,

   Division of Corporation Finance
   Office of Trade & Services